    Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

    Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

    Copy of PowerPoint Presentation to Certain Institutional Investors, as Posted on NetRatings, Inc.'s Web Site (www.NetRatings.com) on November 8, 2001.

Caution Required by Certain SEC Rules

In connection with the recently announced NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of NetRatings, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications, for NetRatings, at 650-470-4203, or jennifer@stapleton.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

NetRatings

Technology Driven Information Solutions for Media and Commerce

Safe Harbor Statement

Forward looking statements contained in this presentation are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected, including risks associated with our recently announced proposed transactions with Jupiter MediaMetrix and AC Nielsen eRatings.com, the rapidly evolving market for the company's products and services and uncertainties about the development of those markets. Additional information regarding these risks can be found in the NetRatings' Forms 10Q and 10K filed with the Securities Exchange Commission as well as additional filings with the SEC which are made in connection with the Jupiter MediaMetrix and ACNielsen eRatings.com transactions.

Transaction Overview

- Presenters
  - Bill Pulver, President & COO
  - Jack Lazar, EVP Corp. Development & CFO
- Topics
  - Overview of Transactions/Strategic Rationale
  - NetRatings Strategy
  - Combined Company Overview
  - Q3 overview

Vision for Global Measurement

Strategic Partners & Distribution

Media Research			Market Research				Partner / Invest / Acquire
AMS	Convergence	AEM	User Experience	Analysis	Trends	Transaction	

Panel Data, Transaction Data, Advertising Data, etc.

NetRatings Technology Platform

NetRatings

Vision for Global Measurement

Market Opportunities


Media Research
Market Research
Partner
Invest
Acquire
AMS
Convergence
AEM
User Experience
Analysis
Trends
Transaction
Media Metrix/eRatings
AdRelevance
Jupiter

Media Metrix/eRatings

- Global AMS
- Application Tracking
- AOL tracking

Jupiter

- Syndicated Research
- Custom Research
- Analyst Inquiry

JMXI/eRatings Transaction

NetRatings Partner Projects

NetRatings

Execution of Long Term Vision

Strategic Partners & Distribution							
Media Research			E-Commerce Research				Partner
AMS	Convergence	AEM	User Experience	Analysis	Trends	Transaction	Invest
							Incubate
Panel Data, Transaction Data, Advertising Data, etc.							
NetRatings Technology Platform							

- Solidifies our Media Research leadership position
- Enhances our syndicated market research vision
- Effective use of our balance sheet to acquire a leadership position
- Provides future revenue growth opportunities worldwide
- Accelerates timeline to reach operating profits

Combination of Premier Companies


ACNielsen
NetRatings
Jupiter Media Metrix
ACNielsen eRatings.com

Building the Premier Media and Market Research Company

- Establishing a united, global standard for Internet Audience Measurement
- Selecting from "Best Practices" in all areas to better meet customer needs
- Accelerating timeline to operating profits through extensive operational synergies
- Providing a strong leadership team with demonstrated fiscal discipline and solid balance sheet

Transaction Overview

Jupiter Media Metrix

• Acquisition:	Jupiter MediaMetrix (NASDAQ:JMXI)
• Offer Price:	$1.95
• Offer Value:	$71.2 million
• Form:	Stock/Cash combination
• TTM Revenue Multiple:	.5x times
• Closing:	Expected Q1 2002

Other Deal Information

- Certain purchase price reductions can be attained by:
  - Providing bridge financing
  - International territory shutdown
- Customary break-up fees

Overview of JMXI

- Revenue of $142.8 million in 2000 and $54.7 million in 1H 2001
- Over 950 clients worldwide; 25% of Fortune 500 clients and 54 of largest 100 public companies around the world*
- Leading provider of audience and advertising measurement services, as well as research services
- Approximately 450 employees worldwide
- Pioneers of internet audience measurement services

* 100 largest public companies per 10/01/01 WSJ

NetRatings

JMXI Revenues


Year 2000
42%
Measurement
Analysis
36%
Events
22%
6 mos 2001
48%
Measurement
Analysis
48%
4%

Focus on syndicated measurement and analytical services

NetRatings

JMXI Financial Characteristics

- Visible and predictable syndicated revenue streams
  - Annual contracts with 12 month revenue amortization
- Measurement business includes relatively fixed costs (panel operations); $50 million invested in panels to date
- Syndicated research business
- Events business – choppy revenue streams; will be re-evaluated

Breakdown of Contract Value



JMXI
Other
10%
Ent & Media
40%
Retail
6%
Bus Srvcs
12%
Technology
20%
Fin Srvcs
12%



NetRatings
Other
5%
Ent & Media
35%
Retail
11%
Bus Srvcs
9%
Technology
32%
Fin Srvcs
8%

NetRatings

JMXI Customer Base

Selected Customers Include:

Ford
Starbucks Coffee
Cable & Wireless
Dell
eBay
The World's Online Marketplace™
GM
Sears
Delta
McKinsey&Company
AT&T
Goldman Sachs
Sony
Chrysler
Bear Stearns
Disney.com
The Interpublic Group of Companies
Yahoo!
AOL Time Warner
hp
invent
Get the feeling. Toyota.
Microsoft
BT

Less than 15% of customers overlap

NetRatings

Transaction Overview

ACNielsen eRatings.com

- Acquisition: eRatings (private – owned 19.9% by NetRatings)
- Offer Value: $16.4 million* (remaining 80.1%)
- Form: Stock for Stock
- Shares Issued: 1.256 million shares of NTRT
- Closing: Expected Q1 2002

* Based on 10/25/01 closing price of $13.09/share for NTRT

Strategic Rationale for eRatings Acquisition

- Provides NTRT with worldwide revenue opportunities
- Panel development investment is complete
- Reduction in international footprint, combined with JMXI International Operations, provides cost effective coverage of international markets
- Unites the Nielsen//NetRatings product offering under one company
- Elimination of the 35% NMR commission on premier US NNR accounts
- Local infrastructure provided by ACNielsen through low-cost service agreements

NetRatings

eRatings Overview

- Panel investment by AC Nielsen completed in 26 countries; Over 110k panelists currently monitored
- Utilizes the same advanced technology & operational infrastructure as NetRatings
- Offers same product set worldwide (AMS, ECS,IMS, IIS)
- Strong management team
- Local infrastructure provided by ACNielsen at limited cost

eRatings Financial Characteristics

- Visible and predictable syndicated revenue streams
- Large investment in developing panels is complete (approx. $25 million to date)
- Leverages ACNielsen infrastructure
- Technology and products are developed by NetRatings

NetRatings

eRatings Customer Base

Selected Customers in Local Countries Include:

BBC

BT

kpn

FT.com FINANCIAL TIMES

Deutsche Telekom

Lloyds TSB

TISCALI

ZURICH

vodafone

Merrill Lynch

terra lycos

StepStone

Minimal overlap between eRatings and JMXI international customers

Product Strategies

- Select "Best Practices" for product feature sets
- Transition to one AMS panel, one service under the Nielsen//NetRatings brand
- Deliver products worldwide in cost effective markets
- Value added data driven services
- Continued focus on Information Quality
- Result – Innovative, client focused products to meet evolving customer needs


Insight Software in the Datastream
World Wide Web
Recruited Panel Members
Secure Real Time Data Transfer
Data Mining & Analytical Services
Syndicated Web Reporting Tool
Oracle Data Warehouse

Synergy Opportunities

- Revenue Opportunities
  - Strong untapped customer bases
  - Further differentiation of NTRT versus other measurement and research providers
- Cost Synergies
  - Extensive synergies from corporate expenses
  - Duplicative panel investments both in the US and abroad
- Strong Balance Sheet to fund operations and growth

NetRatings

Combination of NetRatings/JMXI/eRatings

- Attractive purchase price
  - JMXI – 0.5 x TTM revenue
  - eRatings – 1.256 million shares
- 2002 operational expense synergies of $40–$45m
- Accelerates NTRT cash EPS going forward
- "The" most strategic use of our cash

NetRatings

Pro-Forma Incremental Revenue


$166.1
$142.8
$20.4
$72.2
$54.7
$12.8
$61.6
$58.6
$3.0
$21.4
$21.1
$0.3
1998
1999
2000
1H2001
NTRT
JMXI
eRatings

NetRatings

Revenue by Geography
as of June 30, 2001



NetRatings
17%
83%
NetRatings
ProForma
27%
73%
US Revenue
International Revenue

International includes sales of international data to US customers

Executing on Key Metrics

Q3 2001 Financial Highlights

- Q3 financial results surpassed previous guidance
- Subscription base provides revenue visibility
- Highly leverageable services model
- Exceptionally strong cash position

NetRatings

Broad-Based Adoption

Q3 Customer Wins (representative customers)

Over 700 Cumulative Customers

CDC
SAFER · HEALTHIER · PEOPLE

CBOE
CHICAGO BOARD OPTIONS EXCHANGE

priceline.com

prodigy

Bank Austria

Japan Net Bank

NTV
JAPANESE
NTV INTERNATIONAL

PRISA

vodafone

sina

The Emerging Industry Standard

Q3 Customer Renewals (representative customers)

12% Upsell in Q3 2001

- Microsoft
- terra lycos
- MCI
- JPMorganChase
- UNIVERSAL – UNIVERSAL MUSIC GROUP
- CapitalOne
- LEHMAN BROTHERS – Where vision gets built
- UNITED STATES POSTAL SERVICE
- KRAFT
- Procter&Gamble

Executing on Key Metrics

Cumulative Customers



170
680
700
Q399
Q300
Q301

NetRatings

Executing on Key Metrics

Strong Revenue Growth

($ in millions)



$18.4
$13.8
$1.5
1999
2000
2001

9 month Comps

NetRatings

Executing on Key Metrics

Building Gross Margin



Revenue
Cost of Sales
(187%)
31%
45%
9 mos 1999
9 mos 2000
9 mos 2001

NetRatings

Executing on Key Metrics

Strong Balance Sheet

($ in millions)

	Q3 00	Q3 01
Cash and Investments	$333.4	$336.0
Accounts Receivable	$ 4.2	$ 4.4
Total Assets	$347.3	$352.3
Deferred Revenue	$ 9.9	$ 7.8

NetRatings

Executing on Key Metrics

Strong Progress on All Sales Metrics

($ in thousands)

	Q3 00	Q3 01
Cumulative Customers	680	700
ASP per Customer	$ 53	$ 72
Contracts per Customer	1.9	2.3
Countries Served	21	29

NetRatings

Conclusions

- Strong Q3 results with increased cash balances
- Highly strategic acquisitions accelerate the ability to accomplish NetRatings state strategic goals
- Customers in an evolving marketplace are rewarded with innovative products from a market leader
- Fiscally disciplined approach coupled with NetRatings financial strength
- JMXI/eRatings THE most strategic use of our cash
- 2 transactions significantly accretive to the long term cash EPS of NetRatings

NetRatings

NetRatings

Technology Driven Information
Solutions for Media and Commerce